UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Reference is made to the previous disclosures on the Form 6-K of Eshallgo Inc (the “Company”) (the “Previous Disclosure”) filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2024, December 23, 2024, January 3, 2025 and October 17, 2025, in relation to, the issuance of convertible debentures (the “Debentures”), with a maturity date of November 28, 2025 (the “Maturity Date”) in the aggregate principal amount of $5,000,000, pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) by and between the Company and the holder of the Debentures (the “Holder”). On October 17, the Company and the Holder entered into a floor price adjustment agreement (the “Letter Agreement”), pursuant to which the floor price of the Debentures was reduced to $0.40. The Securities Purchase Agreement, the Debentures, the Letter Agreement and any other agreements executed by the Company and the Holder in connection with the issuance of the Debentures are collectively referred to as the “Transaction Documents”.

On December 16, 2025 and January 12, 2026, the Company entered into two forbearance agreements (each a “Forbearance Agreement” and collectively the “Forbearance Agreements”) with the Holder, pursuant to which the Company acknowledged the existing defaults as described in the Forbearance Agreements (the “Existing Defaults”), and the Holder agreed to forbear from exercising its rights and remedies under the Transaction Documents or applicable law in respect of or arising out of the Existing Defaults, subject to the conditions, amendments and modifications contained herein for the period commencing from December 16, 2025 and ending on February 12, 2026, so long as (i) the Company strictly complies with the terms of this Agreement, and (ii) there is no occurrence or existence of any other Event of Default, other than the Existing Defaults. As consideration for the Holder forbearing to exercise its rights under the Transaction Documents, the Company has paid to the Holder a total of USD$125,000 under the Forbearance Agreements (the “Forbearance Payment”), which shall not be applied to the principal and interest due and outstanding under the Debentures.

In addition, the Forbearance Agreements do not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Holder under the Transaction Documents in conjunction therewith as in effect prior to the date of the Forbearance Agreements.

The foregoing description of the Forbearance Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Forbearance Agreement dated January 12, 2026, a form of which is attached hereto as Exhibits 10.1, respectively, which is incorporated herein by reference.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on October 29, 2025 (Registration No. 333-291149), as amended, and the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 21, 2025 (Registration No. 333-290990).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Forbearance Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eshallgo Inc.

Date: January 20, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

3